FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 28 June 2013, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £16.39 per Ordinary Share, and notional ADSs at a price of $49.95 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2013 to 30 June 2013:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)

Sir Christopher Gent	2,593.045

Professor Sir Roy Anderson	552.929

Dr Stephanie Burns		462.187

Stacey Cartwright	438.530

Lynn Elsenhans		831.937

Judy Lewent		391.854

Sir Deryck Maughan		1,083.369

Dr Daniel Podolsky		873.536

Tom de Swaan	514.796

Jing Ulrich		291.379

Hans Wijers	324.131

Sir Robert Wilson	477.501

The Company and the Non-Executive Directors were informed of these allocations on 1 July 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
1 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 01, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc